F. Mark Reuter D: 513.579.6469 MReuter@KMKLAW.com

August 21, 2019

VIA EDGAR

Christina Chalk, Esq.

Senior Special Counsel

Securities and Exchange Commission

Office of Mergers and Acquisitions

100 F. Street, NE

Washington, D.C. 20549

Re:	Medpace Holdings, Inc. Schedule TO-T/A filed August 15, 2019 File No. 5-89605

Dear Ms. Chalk:

This firm represents Medpace Holdings, Inc. (“Medpace Holdings”), Medpace Investors, LLC (“Medpace Investors”) and August J. Troendle (“Mr. Troendle” and, collectively with Medpace Investors, the “Offeror”). We have received and reviewed your letter dated August 20, 2019 related to the above-referenced filing. In accordance with your request, on behalf of Medpace Investors, we have responded to the comments included in your letter. All defined terms have the same meaning as in the Offer to Purchase included as Exhibit 99(a)(1) to the Schedule TO-T/A.

Schedule TO-T/A filed August 15, 2019

General

1.

Refer to comment 2 in our prior comment letter dated August 13, 2019. On page 8 of the revised Offer to Purchase, you state that options to purchase 921,896 shares of Medpace Holdings are issued and outstanding under the 2014 Plan. You further state that “[o]f the outstanding options, options to purchase 876,533 shares of common stock are Eligible Options with respect to the Offer.” Since the Offer must comply with the all-holders provisions of Rule 14d-10(a)(1), explain which options are excluded and why.

Keating Muething & Klekamp PLL

Attorneys at Law

One East Fourth Street | Suite 1400 | Cincinnati, Ohio 45202

P: 513.579.6400 | F: 513.579.6457 | kmklaw.com

Christina Chalk, Esq.

August 21, 2019

Your response letter should provide an analysis of how exclusion of these options is consistent with the requirements of Rule 14d-10(a)(1).

Response: Rule 14d-10(a)(1) requires that the tender offer be open to all security holders of the class of securities subject to the tender offer. The Offer is open to all security holders of Eligible Options, defined as all options granted under the 2014 Plan that are outstanding and vested on August 15, 2019. The difference in the 921,896 shares outstanding under the 2014 Plan and the Eligible Options to purchase up to 876,533 shares is solely related to options that are subject to forfeiture under the 2014 Plan. There are no holders of the subject securities that are not eligible to participate in the Offer.

Information Concerning Medpace, Medpace Holdings and Medpace Investors

2.

Refer to comment 10 in our last comment letter and the revised disclosure included here in response to that comment. As requested, this section should be revised to include all of the disclosure required by Item 1003(a)-(c) for each filing person on the Schedule TO and all of the affiliated persons captured by General Instruction C to Schedule TO. The revised disclosure should identify the “other members of Medpace Investors” besides Mr. Troendle. Currently, you identify them as “the executive officers of Medpace Holdings and other employees of Medpace and subsidiaries of Medpace.” Once these individuals are identified, please ensure that all of the disclosure required by Item 1003(a)-(c) is provided as to each.

Response: General Instruction C provides that if a statement is filed by a general or limited partnership, syndicate or other group, the information called for by Item 3 for a third-party tender offer must be given with respect to (i) each partner of the general partnership; (ii) each partner who is, or functions as, a general partner of the limited partnership; (iii) each member of the syndicate or group; and (iv) each person controlling the partner or member.

Medpace Investors is a privately held limited liability company. General Instruction C does not expressly cover limited liability companies. However, in preparing the Schedule TO, we believe Medpace Investors is analogous to a limited partnership for purposes of complying with General Instruction C and Item 3. Medpace Investors’ sole manager and control person is Mr. Troendle.

Christina Chalk, Esq.

August 21, 2019

None of the equity owners of Medpace Investors, other than Mr. Troendle, and no person or entity other than Mr. Troendle owns any controlling interest in Medpace Investors, has the ability to control the operations or assets of Medpace Investors or has the power to direct the acquisition, disposition or voting of any assets held by Medpace Investors. However, we specified in the Offer that the executive officers of Medpace Holdings, who are Mr. Troendle, Mr. Geiger, Ms. Burwig and Mr. Ewald, are also equity owners in Medpace Investors and provided the Item 3 information with respect to each of them as well. Accordingly, we believe that the information included in the Offer includes information on all persons required to be identified pursuant to General Instruction C.

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We trust that the foregoing sufficiently addresses your comments. We appreciate any opportunity to discuss any comments or questions you may have in advance of any written response the staff may intend to provide in connection with the above. If there is a need for additional information or clarification, please contact me at (513) 579-6469.

Sincerely,

KEATING MUETHING & KLEKAMP PLL

/S/ F. Mark Reuter

F. Mark Reuter

FMR:ebb

cc:	Stephen P. Ewald (via e-mail at s.ewald@medpace.com)